Lippes Mathias Wexler Friedman LLP

Janet Novakowski Gabel
Partner
jgabel@lippes.com

                                                                        June 17, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:          Jeffrey Gordon
                        Staff Accountant

                                                                        Re:       Gibraltar Industries, Inc.
                                                                                    Form 8-K
                                                                                    File #0-22462

Dear Mr. Gordon:

Gibraltar Industries, Inc. (the "Company") filed the above referenced 8-K on June 10, 2005 (the "8-K").  By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") to the 8-K as originally filed.

For your convenience, we have included the Commission's comment in our letter, prior to our response.

1. Please tell us why you believe the two significant deficiencies identified in your internal controls over financial reporting do not meet the reportable events criteria set forth in Item 304(a)(1)(v) of Regulation S-K.

Set forth below are each of the four events which constitute a "reportable event" under Item 304(a)(1)(v).  After each subsection we discuss the reason why the cited deficiencies do not meet the criteria set forth in that section of the regulation.

(A) The accountant's having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist.

PricewaterhouseCoopers, LLP ("PwC") never advised the Company that internal controls to develop reliable financial statements did not exist, nor did they advise the Company of any internal control deficiencies noted during the course of their audit that were considered to be material weaknesses in internal controls over financial reporting. The two deficiencies the Company reported in its 8-K were considered to be significant deficiencies in internal control over financial reporting and not material weaknesses.

Pursuant to Section 404, of the Sarbanes-Oxley Act of 2002, Gibraltar's management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria") and concluded that its internal control over financial reporting was effective as of December 31, 2004.  Its conclusions were set forth in Management's Annual Report on Internal Control Over Financial Reporting included in the Company's report on 10-K for the fiscal year ended December 31, 2004. During the course of its internal control assessment, two significant deficiencies over its internal control over financial reporting were identified. These deficiencies were not considered material weaknesses in internal control over financial reporting by either management or PwC. Identification of any material weaknesses in internal control over financial reporting would have precluded management from concluding that its internal control over financial reporting was effective as of December 31, 2004. PwC opined in its Report of Independent Registered Accounting Firm dated March 9, 2005 that the Company's assessments that it maintained effective internal control over financial reporting, which would include those internal controls needed to develop reliable financial statements, as of December 31, 2004 was fairly stated, in all material respects, based on the COSO Criteria.

(B) The accountant's having advised the registrant that information has come to the accountant's attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management;

The cited control deficiencies are unrelated to management representations and management has never been informed by PwC that they are no longer able to rely on management's representations.   PwC never stated that they were unwilling to be associated with the financial statements prepared by management.

(C) (1) The accountant's having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant's attention during the time period covered by Item 304(a)(1)(iv), that if further investigated may (i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management's representations or be associated with the registrant's financial statements, and

(2) due to the accountant's resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation;

This item requires both that the accountant advised the registrant of a need to expand the audit or investigate a matter further, and that such matter was not resolved by the date of dismissal.  PwC never advised the Company it needed to expand the scope of its audit or conduct further investigations of matters as described in this item.

The control deficiencies cited did not have an impact  on the scope of PwC's audit, in fact, in its Audit Committee Report Resolution and Completion dated March 9, 2005 which was delivered to the Audit Committee of the Company (a copy of which is attached to this letter) (the "Audit Committee Report") PwC stated, "We had no disagreements with management over the application of accounting principles, the basis for accounting estimates, audit scope, disclosure in the financial statements or content of our report."  (See page 7 of the Audit Committee Report).

No investigations were pending with respect to the cited deficiencies at the time of the dismissal of PwC.  The deficiencies were  identified during the course of the integrated audit of the Company's consolidated financial statements and of its internal control over financial reporting  for the year ended December 31, 2004.  At the time of PwC's dismissal, the integrated audit of the Company's consolidated financial statements and of its internal control over financial reporting had been completed and PwC had issued an unqualified opinion.

(D) (1) The accountant's having advised the registrant that information has come to the accountant's attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and

(2) due to the accountant's resignation, dismissal or declination to stand for re-election, or for any other reason, the issue has not been resolved to the accountant's satisfaction prior to its resignation, dismissal or declination to stand for re-election

This item requires both that the accountant advise the registrant that it has information that will materially impact the fairness or reliability of the registrant's financial statements which if unresolved will prevent it from issuing an unqualified opinion, and that the issue be unresolved at the time of the dismissal.  The cited deficiencies were identified during the course of the integrated audit of the Company's consolidated financial statements and of its internal control over financial reporting for the year ended December 31, 2004.  At the time of PwC's dismissal, the integrated audit of the Company's consolidated financial statements and of its internal control over financial reporting had been completed and PwC had issued an unqualified opinion.

Based upon the foregoing, the Company believes that none of the significant deficiencies described in the 8-K constituted a "reportable event".

It may be helpful to explain why the Company included the references to the significant deficiencies in the 8-K, since the Company believes, if they were not "disagreements" or "reportable events" it was not necessary to make the disclosure in this filing.  Prior to submission, the Company provided a copy of the proposed filing to PwC.  The Company was  advised by PwC that it was the firm's policy  that significant deficiencies should be disclosed in an 8-K filed in connection with a change in a registrant's certifying accountants.  While the Company did not believe that such a disclosure was required, it did not believe that it would be improper to include more information than was legally mandated.  Accordingly, the existence of the cited significant deficiencies were disclosed.

2. Please provide us with any letter or written communication to and from the former accountants regarding the significant deficiencies to management or the Audit Committee.

PwC's Audit Committee Report Resolution and Completion dated March 9, 2005 is attached to this letter.  There are no further letters or written communications to or from the former accountants regarding the significant deficiencies to management or the Audit Committee.

3. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

            The Company has not yet engaged new accountants, but will file a new form 8-K upon such engagement and will comply with all of the requirements of Regulation S-K Item 304 applicable to the filing.

      4. To the extent that you make changes to the Form S-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form S-K.

 If a revised 8-K is filed, the Company will obtain and file an updated Exhibit 16 letter from PwC as required by Item 304 of Regulation S-K.

Attached is a written statement from the Company, as requested in the Comment Letter.

            Please contact me if you wish to discuss any of the foregoing or if you need further information.

Very truly yours,

Lippes Mathias Wexler Friedman LLP

/S/ Janet N. Gabel

This acknowledgement is being made as of the 17th day of June, 2005 by Gibraltar Industries, Inc. (the "Company") in connection with its response to comments by the staff of the Securities and Exchange Commission (the "Commission") dated June 13, 2005 relating to the Company's Report on Form 8-K filed June 10, 2005, File #0-22462.

 The Company hereby acknowledges that:

-    the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

-    comments by the staff of the Commission or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gibraltar Industries, Inc.

By: /S/ David W. Kay

Name:  David W. Kay
Title:     Chief Financial Officer,
            Executive Vice President and Treasurer